File No. 812-14949

Before the

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FIRST EAGLE BDC, LLC, FIRST EAGLE INVESTMENT MANAGEMENT, LLC, FIRST EAGLE BDC ADVISER, LLC, FIRST EAGLE PRIVATE CREDIT, LLC, FIRST EAGLE PRIVATE CREDIT ADVISORS, LLC, FIRST EAGLE DIRECT LENDING FUND I, LP, FIRST EAGLE DIRECT LENDING FUND I (EE), LP, FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP, FIRST EAGLE DL FUND I AGGREGATOR LLC, NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC, FIRST EAGLE BERKELEY FUND CLO LLC, FIRST EAGLE CLARENDON FUND CLO LLC, NEWSTAR COMMERCIAL LOAN FUNDING 2016-1 LLC, NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC, FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC, FIRST EAGLE DARTMOUTH HOLDING LLC, NEWSTAR EXETER FUND CLO LLC, NEWSTAR FAIRFIELD FUND CLO LTD., AND FIRST EAGLE WAREHOUSE FUNDING I LLC

SECOND AMENDED AND RESTATED APPLICATION FOR AN ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

Please direct all communications, notices and orders to:	Copies to:

David O’Connor	Thomas Friedmann
First Eagle Investment Management, LLC	Stephen Bier
1345 Avenue of the Americas	Dechert LLP
New York, NY 10105	One International Place, 40th Floor
(212) 698-3300	100 Oliver Street
Boston, MA 02110
(617) 728-7120

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

FIRST EAGLE BDC, LLC, FIRST EAGLE INVESTMENT MANAGEMENT, LLC, FIRST EAGLE BDC ADVISER, LLC, FIRST EAGLE DIRECT LENDING FUND I, LP, FIRST EAGLE DIRECT LENDING FUND I (EE), LP, FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP, FIRST EAGLE DL FUND I AGGREGATOR LLC

1345 Avenue of the Americas

New York, NY 10105

FIRST EAGLE PRIVATE CREDIT, LLC, FIRST EAGLE PRIVATE CREDIT ADVISORS, LLC, NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC, FIRST EAGLE BERKELEY FUND CLO LLC, FIRST EAGLE CLARENDON FUND CLO LLC, NEWSTAR COMMERCIAL LOAN FUNDING 2016-1 LLC, NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC, FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC, FIRST EAGLE DARTMOUTH HOLDING LLC, NEWSTAR EXETER FUND CLO LLC, NEWSTAR FAIRFIELD FUND CLO LTD., AND FIRST EAGLE WAREHOUSE FUNDING I LLC

500 Boylston Street, Suite 1250

Boston, MA 02116

Second Amended and Restated Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940 Permitting Certain Joint Transactions Otherwise Prohibited by Sections 17(d) and 57(a)(4) of the Investment Company Act of 1940 and Rule 17d-1 under the Investment Company Act of 1940

I. INTRODUCTION

A. Requested Relief:

First Eagle BDC, LLC (“FE BDC”) and its related entities identified in Section I.B below hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”),(1) and Rule 17d-1 thereunder(2) authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this application (the “Application”) would allow a Regulated Fund (defined below) (or any Wholly Owned Investment Sub (defined below) of such Regulated Fund), on the one hand, and one or more other Regulated Funds (or any Wholly Owned Investment Sub of such Regulated Fund), one or more Affiliated Funds (defined below) and/or one or more FE Proprietary Accounts (defined below), on the other hand, to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 17(d) or 57(a)(4) and the rules under the Act. All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and conditions set forth below in this Application (the “Conditions”).

B. Applicants Seeking Relief:

•                  FE BDC, an externally managed, non-diversified closed-end management investment company that will elect to be regulated as a BDC (defined below) under the Act;

•                  First Eagle BDC Adviser, LLC (“FE BDC Adviser”), an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), which will serve as the investment adviser to FE BDC, on behalf of itself and its successors;(3)

•                  First Eagle Private Credit, LLC (“FE Private Credit”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Funds (defined below) and will serve as the sub-adviser to FE BDC, on behalf of itself and its successors;

•                  First Eagle Private Credit Advisors, LLC (“FE Private Credit Advisors”), an investment adviser registered with the Commission under the Advisers Act, which serves as the investment adviser to certain Existing Affiliated Funds, on behalf of itself and its successors;

•                  First Eagle Investment Management, LLC (“First Eagle”), an investment adviser registered with the Commission under the Advisers Act, and the parent company to each of FE BDC Adviser, FE Private Credit, and FE Private Credit Advisors (together, with FE BDC Adviser, FE Private Credit, and FE Private Credit Advisors, the “Existing Advisers”), on behalf of itself and its successors; and

(1)                                 Unless otherwise indicated, all section references herein are to the Act.

(2)                                 Unless otherwise indicated, all rule references herein are to rules under the Act.

(3)                                 For the purposes of the requested Order, a “successor” includes an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

•                  Investment funds set forth on Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds” and together with FE BDC and the Existing Advisers, the “Applicants”).

C. Defined Terms

“Adviser” means any Existing Adviser and any Future Adviser (defined below); provided that an Adviser serving as a sub-adviser to an Affiliated Fund is included in this term only if such Adviser controls the entity. The term Adviser does not include any primary investment adviser to an Affiliated Fund (defined below) or a Regulated Fund (defined below) whose sub-adviser is an Adviser, except that such primary investment adviser is deemed to be an Adviser for purposes of Conditions 2(c)(iv), 13 and 14 only. The primary investment adviser to an Affiliated Fund or a Regulated Fund whose sub-adviser is an Adviser will not source any Potential Co-Investment Transactions under the requested Order.

“Affiliated Fund” means (a) any Existing Affiliated Fund and (b) any entity (i) whose investment adviser or sub-adviser is an Adviser, (ii) that either (x) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, and (iii) that is not a BDC Downstream Fund (together with each such entity’s direct and indirect wholly owned subsidiaries); provided that an entity sub-advised by an Adviser is included in this term only if such Adviser serving as sub-adviser controls the entity.

“BDC” means a business development company under the Act.(4)

“BDC Downstream Fund” means with respect to any Regulated Fund that is a BDC, an entity (a) that the BDC directly or indirectly controls, (b) that is not controlled by any person other than the BDC (except a person that indirectly controls the entity solely because it controls the BDC), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly Owned Investment Sub.

“Board” means (a) with respect to a Regulated Fund other than a BDC Downstream Fund, the board of directors (or the equivalent) of the Regulated Fund and (b) with respect to a BDC Downstream Fund, the Independent Party (defined below) of the BDC Downstream Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum earnings before interest, taxes, depreciation and amortization (“EBITDA”) of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only

(4)                                 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

become effective if approved by a majority of the Independent Directors. The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds, the FE Proprietary Accounts and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which a Regulated Fund (or its Wholly Owned Investment Sub) participated together with one or more Affiliated Funds, one or more FE Proprietary Accounts, and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

“Existing Regulated Fund” means FE BDC.

“FE Proprietary Account” means (a) FE Private Credit, (b) FE Private Credit Advisors and (c) any entity that (i) is a wholly- or majority-owned subsidiary of First Eagle, (ii) is advised by an Adviser and (iii) from time to time, may hold various financial assets in a principal capacity. For the avoidance of doubt, neither the Regulated Funds nor the Affiliated Funds shall be deemed to be FE Proprietary Accounts for purposes of this Application.

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

“Future Adviser” means any future investment adviser that (i) controls, is controlled by or is under common control with First Eagle, (ii) (a) is registered as an investment adviser under the Advisers Act or (b) is a relying adviser of an investment adviser that is registered under the Advisers Act and that controls, is controlled by or is under common control with First Eagle, and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC and (b) whose investment adviser or sub-adviser is an Adviser.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund (including any non-interested member of an Independent Party) will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“Independent Party” means, with respect to a BDC Downstream Fund, (a) if the BDC Downstream Fund has a board of directors (or the equivalent), the board or (b) if the BDC Downstream Fund does not have a board of directors (or the equivalent), a transaction committee or advisory committee of the BDC Downstream Fund.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means (i) with respect to any Regulated Fund other than a BDC Downstream Fund, its investment objectives and strategies, as described in its most current filings with the Commission under the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act, and the Act, and its most current report to stockholders, and (ii) with respect to any BDC Downstream Fund, those investment objectives and strategies described in its disclosure documents (including private placement memoranda and reports to equity holders) and organizational documents (including operating agreements).

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly Owned Investment Sub) could not participate together with one or more Affiliated Funds, one or more FE Proprietary Accounts, and/or one or more other Regulated Funds (or its Wholly Owned Investment Sub) without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds, one or more FE Proprietary Accounts and/or one or more other Regulated Funds that:

(i)                         were acquired prior to participating in any Co-Investment Transaction;

(ii)                      were acquired in transactions in which the only term negotiated by or on behalf of such funds was price; and

(iii)                   were acquired either: (x) in reliance on one of the JT No-Action Letters; or (y) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means (a) the Existing Regulated Fund, (b) the Future Regulated Funds and (c) the BDC Downstream Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.(5)

(5)                                 In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a board of directors (or the equivalent), the members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o). In the case of a BDC Downstream Fund with a transaction committee or advisory committee, the committee members that make up the Required Majority will be determined as if the BDC Downstream Fund were a BDC subject to Section 57(o) and as if the committee members were directors of the fund.

“Tradable Security” means a security that meets the following criteria at the time of Disposition:

(i)                         it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act;

(ii)                      it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)                   it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly Owned Investment Sub” means any entity (i) that is wholly owned by an Existing Regulated Fund or a Future Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf or in lieu of such Regulated Fund; (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that either (a) would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act or (b) relies on Rule 3a-7 under the Act .

II. APPLICANTS

A. First Eagle BDC, LLC

FE BDC is a Delaware limited liability company and structured as an externally managed, non-diversified closed-end investment company that intends to elect to be regulated as a BDC under the Act.

FE BDC’s Objectives and Strategies are to seek to generate current income from a portfolio consisting primarily of proprietary, or privately negotiated, investments in first lien senior secured bank loans, unitranche loans and second lien loans made to middle market companies either originated or sourced by FE Private Credit.

FE BDC will elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and operate in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of FE BDC (the “FE BDC Board”) will be comprised of five directors, three of whom will be Independent Directors of FE BDC.

B. First Eagle BDC Adviser, LLC

FE BDC Adviser is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Advisers Act.  FE BDC Adviser will serve as the investment adviser to FE BDC. Subject to the general supervision of the FE BDC Board, FE BDC Adviser will be responsible for the overall management of FE BDC’s activities and for the supervision and ongoing monitoring of FE

Private Credit, but FE Private Credit will be responsible for the day-to-day management of the FE BDC’s investment portfolio.

C. First Eagle Private Credit, LLC

FE Private Credit is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Advisers Act.  In December 2017, FE Private Credit was acquired by a wholly owned subsidiary of FE Holdings. FE Private Credit serves as the investment adviser to certain Existing Affiliated Funds and will serve as the sub-adviser to FE BDC.  FE Private Credit will be responsible for originating certain prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring investments and monitoring the investments and portfolio companies of FE BDC and certain Existing Affiliated Funds that it manages on an ongoing basis. The FE Private Credit Investment Committee currently includes Timothy J. Conway, Chief Executive Officer, President and Director of FE Private Credit; Daniel D. McCready, Chief Investment Officer of FE Private Credit; and Mike Eisenstein, Treasurer of FE Private Credit.

“FE Private Credit Investment Committee” refers to the investment committee at FE Private Credit that is responsible for reviewing and approving investments for FE BDC. FE Private Credit has developed a robust allocation process as part of its overall compliance policies and procedures. FE Private Credit would present the Potential Co-Investment Transaction and the proposed allocation to the First Eagle Investment Committee for its approval. If the FE Private Credit Investment Committee approved an investment for FE BDC, the investment and all relevant allocation information would then be presented to the FE BDC Board for its approval in accordance with the Conditions of this Application.  Other Advisers will implement similarly robust allocation procedures that will ensure that all Potential Co-Investment Transactions that any other Adviser considers for an Affiliated Fund will also be presented to each Adviser to a Regulated Fund in compliance with Condition 1. Any other Adviser to a Regulated Fund will be registered as an investment adviser under the Advisers Act.

D. First Eagle Private Credit Advisors, LLC

FE Private Credit Advisors is a Delaware limited liability company and is registered with the Commission as an investment adviser under the Advisers Act.  FE Private Credit Advisors is a wholly-owned subsidiary of FE Private Credit.  FE Private Credit Advisors serves as the investment adviser to certain Existing Affiliated Funds.

E. First Eagle Investment Management, LLC

First Eagle, an investment adviser registered with the Commission under the Advisers Act, is the parent company of each of FE BDC Adviser, FE Private Credit, and FE Private Credit Advisors

First Eagle is a limited liability company formed and existing under the laws of the State of Delaware. First Eagle is a subsidiary of First Eagle Holdings, Inc., a holding company (“FE Holdings”).

F. Existing Affiliated Funds

Each Existing Affiliated Fund is managed by either FE Private Credit or FE Private Credit Advisors.  A complete list of the Existing Affiliated Funds indicating each such fund’s manager as of the date of the Application is included in Schedule A.

III. ORDER REQUESTED

The Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and Conditions set forth below in this Application, a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more FE Proprietary Accounts to enter into Co-Investment Transactions with each other.

The Regulated Funds, the Affiliated Funds and FE Proprietary Accounts seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds, Affiliated Funds and FE Proprietary Accounts to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds, the Affiliated Funds and the FE Proprietary Accounts to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

A. Overview

Applicants include the Existing Advisers, which are under the common control of FE Holdings. FE BDC Adviser will serve as the investment adviser to FE BDC and FE Private Credit will serve as the investment sub-adviser to FE BDC. Each Existing Adviser manages, and each Future Adviser will manage, the assets entrusted to it by its clients in accordance with its fiduciary duty to those clients and, in the case of the BDCs and the registered investment companies, the Act.

Each Adviser will be presented with many investment opportunities each year on behalf of their clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of their clients, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) of the Act. Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds are invested in an issuer, such funds may not participate in a follow-on investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds often must forego transactions that would be beneficial to investors in the Regulated Funds. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments, and Dispositions as described below.

The Applicants discuss the need for the requested relief in greater detail in Section III.C below.

Each Existing Adviser has established, and each Future Adviser will establish, rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1.     The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including follow-on investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

a. Identification and Consideration of Investment Opportunities

Each Existing Adviser is, and each Future Adviser will be, organized and managed such that the individual portfolio managers, as well as the teams and committees of portfolio managers, analysts and senior management (“Investment Teams” and “Investment Committees”),(6) responsible for evaluating investment opportunities and making investment decisions on behalf of clients are promptly notified of the opportunities.

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser or a FE Proprietary Account become aware of investment opportunities that may be appropriate for one or more Regulated Funds, one or more Affiliated Funds and one or more FE Proprietary Accounts. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients or as any FE Proprietary Accounts considering the opportunity for themselves. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that the relevant portfolio managers, Investment Teams and/or Investment Committees responsible for that Regulated Fund receive sufficient information to allow the Regulated Fund’s Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).(7) In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that the Advisers receive such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), the Adviser to each applicable Regulated Fund, working through the applicable portfolio manager, or in conjunction with any applicable Investment Team or Investment Committee, will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

With respect to FE Proprietary Accounts other than FE Private Credit and FE Private Credit Advisors, Applicants acknowledge that such FE Proprietary Accounts are not funds advised by Advisers because

(6)                                 Investment Teams and Investment Committees responsible for an area of investment may include portfolio managers, analysts and senior management from one or more of the Advisers.

(7)                                 Representatives from each Adviser to a Regulated Fund are members of each Investment Team or Investment Committee, or are otherwise entitled to participate in each meeting of any Investment Team or Investment Committee, that is expected to approve or reject recommended investment opportunities falling within its Regulated Funds’ Objectives and Strategies and Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that the Adviser will receive the information required under Condition 1 in conjunction with its representatives’ participation in the relevant Investment Team or Investment Committee. The Investment Teams and Investment Committees will keep minutes of their meetings, and such minutes will include reference to the specific investment opportunities considered at the meeting.

they are advised by Advisers pursuant to investment management agreements. The Applicants do not believe that the participation of the FE Proprietary Accounts in Co-Investment Transactions would raise any regulatory or mechanical concerns different from those discussed with respect to the Affiliated Funds. With respect to Potential Co-Investment Transactions within a Regulated Fund’s Objectives and Strategies and Board-Established Criteria that are considered by a FE Proprietary Account, such Potential Co-Investment Transactions will be referred to the Advisers of the Regulated Funds by the Adviser of the FE Proprietary Account to ensure that Condition 1(a) will be satisfied.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that the Advisers’ allocation policies and procedures will be structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Affiliated Funds.

Applicants believe that the use of Board-Established Criteria for each of the Regulated Funds is appropriate based on the size and scope of the Advisers’ advisory business.  The Advisers consider a large number of investment opportunities, many of which would not be appropriate for one or more Regulated Funds.  By using the Board-Established Criteria for a Regulated Fund, an Adviser will be able to limit the Potential Co-Investment Opportunities it considers for the Regulated Fund to objective, verifiable, and testable criteria established by the Regulated Fund’s Board.  In addition to the other protections offered by the conditions to the application, using Board-Established Criteria in the allocation of Potential Co-Investment Transactions will further reduce the risk of subjectivity in the Adviser’s determination of whether an investment opportunity is appropriate for a Regulated Fund.  In connection with the Board’s annual review of the continued appropriateness of any Board-Established Criteria under Condition 10, the Regulated Fund’s Adviser will provide information regarding any Co-Investment Transaction (including, but not limited to Follow-On Investments) effected by the Regulated Fund that did not fit within the then-current Board-Established Criteria.

b. Order Placement and Allocation General. If the Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will, working through the applicable portfolio manager or in conjunction with any applicable Investment Team or Investment Committee, formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, the Adviser and any applicable Investment Team or Investment Committee may consider such factors, among others, as investment guidelines, issuer, industry and geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, the Adviser will submit a proposed order amount to the internal pre-trade compliance system, which will be reviewed by appropriate senior personnel of the Adviser and/or an officer of the Regulated Fund. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with the Advisers’ written allocation policies and procedures, by a credit opportunity allocation committee to be established by the

Advisers on which senior management and at least one legal/ compliance person participate.(8) The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” The Internal Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in Section III.A.1.c below.

If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.(9) If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

In addition, upon issuance of the requested Order, if the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the amount of the investment opportunity, a FE Proprietary Account will then have the opportunity to participate in the Potential Co-Investment Transaction in a principal capacity. If the aggregate Internal Orders for a Potential Co-Investment Transaction are equal to or more than the amount of the investment opportunity, a FE Proprietary Account will not participate in the investment opportunity. The Advisers’ allocation procedures will provide that, subject to the other Conditions set forth in the Order, the Advisers will offer investment opportunities to the FE Proprietary Accounts only if the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the total investment opportunity presented by such Potential Co-Investment Transaction.

Compliance. The Applicants represent that the allocation review process of each Existing Adviser is, and the allocation review process of each Future Adviser will be, a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The allocation process is monitored and reviewed by the compliance team, led by the chief compliance officer, and approved by the Board of each Regulated Fund.

(8)                                 The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

(9)                                 The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

c. Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds, one or more Affiliated Funds and/or one or more FE Proprietary Accounts only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

In the case of a BDC Downstream Fund with an Independent Party consisting of a transaction committee or advisory committee, the individuals on the committee would possess experience and training comparable to that of the directors of the parent Regulated Fund and sufficient to permit them to make informed decisions on behalf of the applicable BDC Downstream Fund. The use of Independent Parties for BDC Downstream Funds results in a standard of approval that Applicants believe is equally as stringent as the standard of approval that a board of directors would apply. Most importantly, Applicants represent that the Independent Parties of the BDC Downstream Funds would be bound (by law or by contract) by fiduciary duties comparable to those applicable to the directors of the parent Regulated Fund, including a duty to act in the best interests of their respective funds when approving transactions. These duties would apply in the case of all Potential Co-Investment Transactions, including transactions that could present a conflict of interest.

Further, Applicants believe that the existence of differing routes of approval between the BDC Downstream Funds and other Regulated Funds would not result in Applicants investing through the BDC Downstream Funds in order to avoid obtaining the approval of a Regulated Fund’s Board. Each Regulated Fund and BDC Downstream Fund has its own Objectives and Strategies and may have its own Board-Established Criteria, the implementation of which depends on the specific circumstances of the entity’s portfolio at the time an investment opportunity is presented. As noted above, consistent with its duty to its BDC Downstream Funds, the Independent Party must reach a conclusion on whether or not an investment is in the best interest of its relevant BDC Downstream Funds. An investment made solely to avoid an approval requirement at the Regulated Fund level should not be viewed as in the best interest of the entity in question and, thus, would not be approved by the Independent Party.

Applicants represent that the use of Independent Parties has been common practice in institutional funds for many years and sophisticated investors, including global institutional investors, have relied on their presence in fund structures to ensure equitable treatment. Moreover, although a traditional board of directors would not be required to approve Co-Investment Transactions for a BDC Downstream Fund, a Board of a Regulated Fund would be required, as part of the overall duty of care that it owes to that Regulated Fund and its shareholders, to monitor the Co-investment Transaction activity of the Regulated Fund’s respective BDC Downstream Funds to ensure that no pattern of abuse was extant.

A Regulated Fund may participate in Pro Rata Dispositions and Pro Rata Follow-On Investments without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2.     Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for a Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period.

Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3.     Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time, the Regulated Funds, Affiliated Funds and FE Proprietary Accounts may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds, one or more Affiliated Funds and/or one or more FE Proprietary Accounts previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds, Affiliated Funds and FE Proprietary Accounts and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds (and potentially FE Proprietary Accounts) holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If such Regulated Funds and Affiliated Funds (and potentially FE Proprietary Accounts) have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3.a. below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3.b. below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

a. Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Regulated Fund, each Affiliated Fund and each FE Proprietary Account is proportionate to its outstanding investments in the issuer or security, as appropriate,(10) immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds, one or more FE Proprietary Accounts and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

b. Enhanced Review Follow-Ons

One or more Regulated Funds, one or more Affiliated Funds and one or more FE Proprietary Accounts holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction. In these cases, the Regulated Funds, Affiliated Funds and FE Proprietary Accounts may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds, Affiliated Funds and FE Proprietary Accounts may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4.     Dispositions

The Regulated Funds, Affiliated Funds and FE Proprietary Accounts may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds, Affiliated Funds and FE Proprietary Accounts and in accordance with procedures set forth in the proposed Conditions to the Order, as discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds (and potentially FE Proprietary Accounts) holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in

(10)                          See note 27, below.

Section III.A.4.a. below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.3.b. above and governed by Condition 7.

a. Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Regulated Fund, each Affiliated Fund and each FE Proprietary Account is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;(11) and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the required majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;(12) and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

b. Enhanced Review Dispositions

One or more Regulated Funds, one or more Affiliated Funds and/or one or more FE Proprietary Accounts that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds, Affiliated Funds and FE Proprietary Accounts may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to investment in a given issuer, the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.(13) Subsequent Co-

(11)                          See note 25, below.

(12)                          In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

(13)                          However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5.     Use of Wholly Owned Investment Subs

An Existing Regulated Fund or a Future Regulated Fund may, from time to time, form one or more Wholly Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund or FE Proprietary Account because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and issuing debt on behalf or in lieu of the Regulated Fund and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly Owned Investment Sub.

Applicants note that an entity could not be both a Wholly Owned Investment Sub and a BDC Downstream Fund because, in the former case, the Board of the parent Regulated Fund makes any determinations regarding the subsidiary’s investments while, in the latter case, the Independent Party makes such determinations.

B. Applicable Law

1.     Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•      Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

•      Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);(14) or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Pursuant to the foregoing application of Section 57(a)(4), BDC Downstream Funds, on the one hand, and other Regulated Funds, Affiliated Funds and FE Proprietary Accounts, on the other hand, may not co-invest absent an exemptive order because the BDC Downstream Funds are controlled by a BDC and the Affiliated Funds, FE Proprietary Accounts and other Regulated Funds are included in Section 57(b).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9), a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.(15)

2.     Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment

(14)                          Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a business development company, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of a person described in (a) above.

(15)                          See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”). Depending on the nature of an Adviser’s sub-advisory role with an Affiliated Fund, it could be deemed to control such Affiliated Fund, which would necessitate the requested relief.

company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.(16) The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”(17) Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”(18) Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C. Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds, FE Proprietary Accounts and the Regulated Funds participating in such transactions fall within the category of persons described

(16)                          See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488et seq.

(17)                          Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).

(18)                          H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.

by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable, vis-à-vis each participating Regulated Fund.

First Eagle will control FE BDC, FE BDC Adviser, and FE Private Credit and any other Adviser will be, controlling, controlled by or under common control with First Eagle. Thus, the Advisers and the entities that they advise may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

Further, because the BDC Downstream Funds and Wholly Owned Investment Subs will be controlled by the Regulated Funds, the BDC Downstream Funds and Wholly Owned Investment Subs would be subject to Section 57(a)(4) (or Section 17(d) in the case of Wholly Owned Investment Subs controlled by Regulated Funds that are registered under the Act), and thus would also be subject to the provisions of Rule 17d-1, and therefore would be prohibited from participating in Co-Investment Transactions without the Order.

Finally, the FE Proprietary Accounts are also entities that are or will be controlling, controlled by or under common control with First Eagle. Thus, the FE Proprietary Accounts may be deemed to be a person related to a Regulated Fund in a manner described by Section 57(b) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and therefore would be prohibited by Section 57(a)(4) (or Section 17(d) in the case of Regulated Funds that are registered under the Act) and Rule 17d-1 from participating in Co-Investment Transactions without the Order.

D. Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.(19) Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders cited.

(19)                          See, e.g., TCG BDC, Inc., et al. (File No. 812-14798), Release No. IC-32969 (Jan. 17, 2018) (order), Release No. IC-32945 (Dec. 20, 2017) (notice); Ares Capital Corporation, et al. (File No. 812-13603), Release No. IC-32399 (January 18, 2017) (order), Release No. IC-32399 (Dec. 21, 2016) (notice); Apollo Investment Corporation, et al. (File No. 812-13754), Release No. IC-32057 (Mar. 29, 2016) (order), Release No. IC-32019 (Mar. 2, 2016) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Release No. IC- 31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice); Prospect Capital Corporation, et al. (File No. 812-14199), Release No. IC-30909 (Feb. 10, 2014) (order), Release No. IC-30855 (Jan. 13, 2014) (notice); Medley Capital Corporation, et al. (File No. 812-14020), Release No. IC-30807 (Nov. 25, 2013) (order), Release No. IC-30769 (Oct. 28, 2013) (notice); Stellus Capital Investment Corporation, et al. (File No. 812-14061), Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); Corporate Capital Trust, Inc., et al. (File No. 812-14408), Release No. IC-32683 (June 19, 2017) (order), Release No. IC-32642 (May 22, 2017) (notice); Harvest Capital Credit Corporation, et al. (File No. 812-14365), Release No. IC- 31930 (December 10, 2015) (order), Release No. IC-31860 (October 5, 2015) (notice).

Applicants note, in particular, that the co-investment protocol to be followed by the Applicants is substantially similar to the protocol followed by TCG BDC, Inc. and its affiliates, for which an order was issued on January 17, 2018 (the “Carlyle Order”). Due to the size and complexity of Applicants’ operations, Applicants, consistent with the Carlyle Order, propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on the Applicants. In addition, also consistent with the Carlyle Order, Applicants seek to obtain exemptive relief to permit co-investments by BDC Downstream Funds that are not wholly-owned subsidiaries of the Regulated Funds, subject to appropriate safeguards built into proposed Conditions, and to permit Applicants to participate in Enhanced Review Follow-Ons or Enhanced Review Dispositions.

Further, Applicants note that the co-investment protocol with respect to capital markets participants to be followed by the Applicants is consistent with the Carlyle Order and substantially similar to the protocol followed by Corporate Capital Trust, Inc. and its affiliates, for which an order was issued on June 19, 2017, and by Harvest Capital Credit Corporation and its affiliates, for which an order was issued on December 10, 2015.(20) In addition, the definitions of Affiliated Fund, which includes an Affiliated Fund sub-advised by an Adviser provided that such Adviser controls such Affiliated Fund, is substantially similar to the definition of “Closed-End Fund” used in the application submitted by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.(21)

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A. Potential Benefits

In the absence of the relief sought hereby, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

(20)                          See note 19, above.

(21)                          See Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC Release No. IC-30154 (July 26, 2012) (order), Release No. IC-30125 (June 29, 2012) (notice).

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The FE BDC Board, including its Independent Directors, has determined that it is in the best interests of the FE BDC to participate in Co-Investment Transactions with certain affiliates of the FE BDC, the Affiliated Funds and the FE Proprietary Accounts, because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.(22) The FE BDC Board, including its Independent Directors, also has determined that it is in the best interests of the FE BDC and its shareholders to obtain the Order at the earliest possible time and instructed the officers of the FE BDC, First Eagle and counsel to use all appropriate efforts to accomplish such goal.

B. Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) no FE Proprietary Account will be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the total investment opportunity presented by such Potential Co-Investment Transaction; (ii) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (iii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iv) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Dispositions of Tradable Securities without the approval of a Required Majority is

(22)                          It is anticipated that the Board of each other Regulated Fund will make similar findings before engaging in a Co-Investment Transaction in reliance on the requested Order.

consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

Additional duties imposed by the Conditions on the Advisers include maintaining written policies and procedures reasonably designed to ensure compliance with the Conditions. Each Adviser’s allocation procedures will provide that, subject to the other Conditions set forth in the Order, such Adviser will offer investment opportunities to the FE Proprietary Accounts only if the aggregate Internal Orders for a Potential Co-Investment Transaction are less than the total investment opportunity presented by such Potential Co-Investment Transaction.  In addition, when considering Potential Co-Investment Transactions for any Regulated Fund, an Adviser will consider only the Objectives and Strategies, Board-Established Criteria, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund.

If an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15.

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of the Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, the Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V. CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1.     Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified, for each Regulated Fund the Adviser manages, of all Potential Co-Investment Transactions that (i) an Adviser considers for any other Regulated Fund or Affiliated Fund and (ii) fall within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria.

(b) When an Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2.     Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund, each participating Affiliated Fund and each participating FE Proprietary Account) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds, Affiliated Fund or FE Proprietary Accounts only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s), Affiliated Fund(s) or FE Proprietary Account(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s), Affiliated Fund(s) or FE Proprietary Account(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten business days or earlier than the settlement date for the Regulated Fund by no more than ten business days, in either case, so long as:  (x) the date on which the commitments of the Affiliated Funds and Regulated Funds are made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the

Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds and FE Proprietary Accounts (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment; and

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect(23) financial benefit to the Advisers, any other Regulated Funds, the Affiliated Funds, the FE Proprietary Accounts or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,(24) a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund, Affiliated Fund and FE Proprietary Account and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable and in no event more than ten business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund, Affiliated Fund or FE Proprietary Account elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds, Affiliated Funds and FE Proprietary Accounts have previously participated in a Co-Investment Transaction with respect to the issuer:

(23)                          For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

(24)                          This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

(i) the Adviser to such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds, FE Proprietary Accounts and any other Regulated Funds.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund, Affiliated Fund and FE Proprietary Account in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;(25) (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts is price.

(d) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund, Affiliated Fund or FE Proprietary Account elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and FE Proprietary Accounts have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(25)                          In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and FE Proprietary Accounts’ outstanding investment in the security in question immediately preceding the Disposition.

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds and FE Proprietary Accounts, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), and (iv).

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements: The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Funds, the FE Proprietary Accounts and any other Regulated Funds;

(ii) Original Investments. All of the Affiliated Funds’, Regulated Funds’ and FE Proprietary Accounts’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds, Affiliated Funds and FE Proprietary Accounts that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and FE Proprietary Accounts hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s, Affiliated Fund’s or FE Proprietary Accounts’ holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial(26) in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the FE Proprietary Accounts, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(26)                          In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund, Affiliated Fund or FE Proprietary Account desires to make a Follow-On Investment in an issuer and the Regulated Funds, Affiliated Funds and FE Proprietary Accounts holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund, each Affiliated Fund and each FE Proprietary Account in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,(27) immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’, the Affiliated Funds’ and the FE Proprietary Accounts’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(27)                          To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds, Affiliated Funds and FE Proprietary Accounts, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and FE Proprietary Account’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds, Affiliated Funds or FE Proprietary Accounts, proportionality will be measured by each participating Regulated Fund’s, Affiliated Fund’s and FE Proprietary Account’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and FE Proprietary Accounts, collectively, exceeds the amount of the investment opportunity,  then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9. Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund, Affiliated Fund or FE Proprietary Account desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds, Affiliated Funds and FE Proprietary Accounts holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund, Affiliated Fund or FE Proprietary Account, as applicable, will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds, Affiliated Funds and FE Proprietary Accounts, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’, Regulated Funds’ and FE Proprietary Accounts’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds, Affiliated Funds and FE Proprietary Accounts that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds, Affiliated Funds and FE Proprietary Accounts hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s, Affiliated Fund’s or FE Proprietary Accounts’ holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Funds, the FE Proprietary Accounts, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’, the Affiliated Funds’ and the FE Proprietary Accounts’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds and FE Proprietary Accounts, collectively, exceeds the amount of the investment opportunity,  then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.b above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this application.

10. Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds or FE Proprietary Accounts during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or FE Proprietary Account or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds, Affiliated Funds or FE Proprietary Accounts that the Regulated Fund considered but declined to participate in, so that the Independent Directors, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the application and the procedures established to achieve such compliance. In the case of a BDC Downstream Fund that does not have a chief compliance officer, the chief compliance officer of the BDC that controls the BDC Downstream Fund will prepare the report for the relevant Independent Party.

(d) The Independent Directors (including the non-interested members of each Independent Party) will consider at least annually (a) whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests and (b) the continued appropriateness of any Board-Established Criteria.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director (including the non-interested members of any Independent Party) of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund or FE Proprietary Account.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds and FE Proprietary Accounts in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.(28)    Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the FE Proprietary Accounts, the other Regulated Funds or any affiliated person of the Affiliated Funds, the FE Proprietary Accounts or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds, the Affiliated Funds and the FE Proprietary Accounts, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers,

(28)                          Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable State law affecting the Board’s composition, size or manner of election.

16. FE Proprietary Accounts. The FE Proprietary Accounts will not be permitted to invest in a Potential Co-Investment Transaction except to the extent the aggregate Internal Orders for a Potential Co-Investment Transaction, as described in Section III.A.1.b above, are less than the total investment opportunity.

VI.   PROCEDURAL MATTERS

Pursuant to Rule 0-2(f), each Applicant states that its address is as indicated below:

First Eagle BDC, LLC

First Eagle Investment Management, LLC

First Eagle BDC Adviser, LLC

First Eagle Direct Lending Fund I, LP

First Eagle Direct Lending Fund I (EE), LP

First Eagle Direct Lending Fund I (Parallel), LP

First Eagle DL Fund I Aggregator LLC

1345 Avenue of the Americas

New York, NY 10105

First Eagle Private Credit Advisors, LLC

First Eagle Private Credit, LLC

NewStar Arlington Senior Loan Program LLC

First Eagle Berkeley Fund CLO LLC

First Eagle Clarendon Fund CLO LLC

NewStar Commercial Loan Funding 2016-1 LLC

NewStar Commercial Loan Funding 2017-1 LLC

First Eagle Commercial Loan Originator I LLC

First Eagle Dartmouth Holding LLC

NewStar Exeter Fund CLO LLC

NewStar Fairfield Fund CLO Ltd.

First Eagle Warehouse Funding I LLC

500 Boylston Street, Suite 1250

Boston, MA 02116

Applicants further state that all written or oral communications concerning this Application should be directed to:

Thomas Friedmann
Stephen Bier

Dechert LLP

One International Place, 40th Floor

100 Oliver Street
Boston, MA 02110
(617) 728-7120

Applicants desire that the Commission issue an Order pursuant to Rule 0-5 without conducting a hearing.

Pursuant to Rule 0-2, each person executing the Application on behalf of an Applicant says that he or she has duly executed the Application for and on behalf of such Applicant; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.

The verifications required by Rule 0-2(d) and the authorizations required by Rule 0-2(c) are attached hereto as Exhibit A and Exhibit B.

Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

VII.  REQUEST FOR ORDER OF EXEMPTION

For the foregoing reasons, Applicants request that the Commission enter an Order under Sections 17(d) and 57(i) and Rule 17d-1 granting Applicants the relief sought by the Application. Applicants submit that the requested exemption is consistent with the protection of investors.

Dated: October 17, 2019

FIRST EAGLE BDC, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: President

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel

FIRST EAGLE BDC ADVISER, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: Chief Executive Officer

FIRST EAGLE PRIVATE CREDIT, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel

FIRST EAGLE PRIVATE CREDIT ADVISORS, LLC

By:	/s/ Scott D’Orsi
Name: Scott D’Orsi
Title: Vice President and CLO Portfolio Manager

FIRST EAGLE DIRECT LENDING FUND I, LP
FIRST EAGLE DIRECT LENDING FUND I (EE), LP
FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP

By:	First Eagle Direct Lending I GP LLC, their General Partner

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE DL FUND I AGGREGATOR LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC

By:	First Eagle Private Credit, LLC, its Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE BERKELEY FUND CLO LLC
FIRST EAGLE CLARENDON FUND CLO LLC
NEWSTAR COMMERCIAL LOAN FUNDING 2016-1 LLC
NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC
FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC
NEWSTAR EXETER FUND CLO LLC

By:	First Eagle Private Credit, LLC, their Designated Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE DARTMOUTH HOLDING LLC
FIRST EAGLE WAREHOUSE FUNDING I LLC

By:	First Eagle DL Fund I Aggregator LLC, their Designated Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel

NEWSTAR FAIRFIELD FUND CLO LTD

By:	First Eagle Private Credit, LLC, its Collateral Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

Schedule A

Existing Affiliated Funds

First Eagle Direct Lending Fund I, LP	Manager: First Eagle Private Credit, LLC
First Eagle Direct Lending Fund I (EE), LP	Manager: First Eagle Private Credit, LLC
First Eagle Direct Lending Fund I (Parallel), LP	Manager: First Eagle Private Credit, LLC
First Eagle DL Fund I Aggregator LLC	Manager: First Eagle Private Credit, LLC
NewStar Arlington Senior Loan Program LLC	Manager: First Eagle Private Credit, LLC
First Eagle Berkeley Fund CLO LLC	Designated Manager: First Eagle Private Credit, LLC
First Eagle Clarendon Fund CLO LLC	Designated Manager: First Eagle Private Credit, LLC
NewStar Commercial Loan Funding 2016-1 LLC	Designated Manager: First Eagle Private Credit, LLC
NewStar Commercial Loan Funding 2017-1 LLC	Designated Manager: First Eagle Private Credit, LLC
First Eagle Commercial Loan Originator I LLC	Designated Manager: First Eagle Private Credit, LLC
NewStar Exeter Fund CLO LLC	Designated Manager: First Eagle Private Credit, LLC
NewStar Fairfield Fund CLO Ltd.	Collateral Manager: First Eagle Private Credit, LLC
First Eagle Warehouse Funding I LLC	Designated Manager: First Eagle DL Fund I Aggregator LLC
First Eagle Dartmouth Holding LLC	Designated Manager: First Eagle DL Fund I Aggregator LLC

Exhibit A

Verification of Statement of Facts and Application

pursuant to Rule 17d-1 under the Investment Company Act of 1940 for an Order of the Commission

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated October 17, 2019, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

FIRST EAGLE BDC, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: President

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel

FIRST EAGLE BDC ADVISER, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: Chief Executive Officer

FIRST EAGLE PRIVATE CREDIT, LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE PRIVATE CREDIT ADVISORS, LLC

By:	/s/ Scott D’Orsi
Name: Scott D’Orsi
Title: Vice President and CLO Portfolio Manager

FIRST EAGLE DIRECT LENDING FUND I, LP
FIRST EAGLE DIRECT LENDING FUND I (EE), LP
FIRST EAGLE DIRECT LENDING FUND I (PARALLEL), LP

By:	First Eagle Direct Lending I GP LLC, their General Partner

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE DL FUND I AGGREGATOR LLC

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC

By:	First Eagle Private Credit, LLC, its Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE BERKELEY FUND CLO LLC
FIRST EAGLE CLARENDON FUND CLO LLC
NEWSTAR COMMERCIAL LOAN FUNDING 2016-1 LLC
NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC
FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC
NEWSTAR EXETER FUND CLO LLC

By:	First Eagle Private Credit, LLC, their Designated Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

FIRST EAGLE DARTMOUTH HOLDING LLC
FIRST EAGLE WAREHOUSE FUNDING I LLC

By:	First Eagle DL Fund I Aggregator LLC, their Designated Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel

NEWSTAR FAIRFIELD FUND CLO LTD

By:	First Eagle Private Credit, LLC, its Collateral Manager

By:	/s/ David O’Connor
Name: David O’Connor
Title: General Counsel and Secretary

EXHIBIT B

Authorization for

First Eagle BDC, LLC

RESOLVED, that each of the officers of the First Eagle BDC, LLC (the “Company”) is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and cause to be filed with the Securities and Exchange Commission (the “SEC”), an application for an order under Sections 17(d), 57(a)(4) and 57(i) of the Investment Company Act of 1940,as amended (the “1940 Act”) and Rule 17d-1 thereunder permitting certain joint transactions that otherwise would be prohibited by Sections 17(d), 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder (the “Application”); and further

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and cause to be filed with the SEC, any and all amendments to the Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any such officers in order to effectuate the purpose and intent of the foregoing resolutions; and further

RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and further

RESOLVED, that any and all actions previously taken by the Company or any of its officers in connection with the actions contemplated by the foregoing resolutions is hereby ratified, confirmed, and approved in all respects.